CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have issued my report dated March 11, 2014, with respect to the consolidated financial statements of Gaming Entertainment International, Inc. contained in the Registration Statement Form 10-K, and to the use of our name as it appears under the caption “Experts”.

/s/ Terry L. Johnson, CPA

Terry L. Johnson, CPA

Casselberry, Florida

March 12, 2014